December 28, 2005

By U.S. mail and facsimile to (770) 933-1390

Paul G. Saari
Senior Vice President, Finance and Chief Financial Officer
Atlantis Plastics, Inc.
1870 The Exchange
Suite 200
Atlanta, GA 30339

	RE:	Atlantis Plastics, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		Form 10-Q for the quarter ended September 30, 2005 Form 8-K filed October 27, 2005
		File No. 1-9487

Dear Mr. Saari:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis, page 16
1. We note your discussion of cash flows from operating activities on page 21. Please tell us and disclose the reason(s) for the significant increase in raw materials during 2004. In addition, it appears that your days sales outstanding ratio is deteriorating from
2002 through September 30, 2005. Please tell us and disclose, in future filings, a discussion of the reasons for changes in this ratio and its implications on your future cash flows from operating activities.

2.	We note your discussion and tabular presentation of your
contractual obligations on page 21. We have the following comments:
* In future filings, please include a "Total" column, as shown in
Item 303(a)(5) of Regulation S-K.
* In future filings, include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. To the extent that the interest rates are variable and unknown, you should provide appropriate disclosure with respect to your assumptions regarding your estimates of future variable rate interest payments.
Refer to footnote 46 to SEC Release No. 33-8350.
* We note that in 2005, you have entered into interest rate swaps. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
* It appears that your debt principal line combines your long-term debt as of December 31, 2004, along with new debt incurred as part of your financing activities in March 2005. We remind you that your presentation of long-term debt obligation should be as of the latest fiscal year end balance sheet date. Any subsequent changes to your contractual obligations should be separately disclosed.
Financial Statements
Note 10. Earnings Per Share, page 40

3.	Please tell us whether your class A and class B shares are
entitled to dividends at the same rate or different rates. If these shares receive dividends at different rates, please tell us your consideration of the differing rates in your calculation and presentation of earnings per share.


Note 11. Business Segments, page 41

4.	Please tell us what percentage of segment sales and segment
gross profit the three divisions of the Plastic Films segment represents for each of the periods presented.

Form 10-Q for the period ended September 30, 2005

Consolidated Statements of Income, page 1

5.	We note that you separately present your stock option expense from your other expenses in your consolidated statements of income.
Please tell us your basis for this presentation. In addition, please tell us the amount of stock option expense related to employees whose cash compensation you allocate to selling, general and administrative expenses and to employees whose cash compensation you allocation to cost of goods sold. See section F of SAB 107 and section I.C.2 of Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at www.sec.gov.

Note 3.  Earnings per Share Data, page 5

6.	Please tell us why you no longer reflect dilutive options in your diluted earnings per share calculation. We note your reference to your "agreement to cancel all outstanding stock options" in note 6
of your Form 10-Q for the quarter ended September 30, 2005.
However,
based on your disclosures in note 9 of your Form 10-K for the year ended December 31, 2004, it appears that you had 1.1 million options outstanding at that date, of which 575,800 were cancelled in March 2005, based on note 6 of your Form 10-Q for the quarter ended September 30, 2005. Accordingly, it would appear that you continue to have options outstanding which could dilute your earnings per share. Please clarify.

Note 6.  Stock-based Compensation, page 7

7.	Please tell us, in detail, your consideration of paragraphs
53-
54 and A156-A159 of SFAS No. 123R, in light of your special dividend in the first quarter of 2005. In this regard, please explain how you determined that the recognition of additional compensation expense related to the modification of your options due to the dividend was not necessary.

8.	We note that you paid $4.4 million to cancel certain stock
options. Please tell us how you have accounted for this cost and your basis for doing so. See paragraph 55 of SFAS No. 123R. In addition, please tell us the fair value of the repurchased options.

Item 4. Controls and Procedures, page 21

9.	We note your disclosure that your chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Please revise, in future filings, your definition to also clarify, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whatever the case may be.

Form 8-K filed October 27, 2005

10.	We note here and in other Forms 8-K your use of EBITDA, a
non-
GAAP measure.  We have the following comments:
* You state that you believe EBITDA to be a useful financial metric used by investors to assess financial performance. In future filings, please disclose why you believe this measure provides useful information to investors.
* In future filings, disclose how you use EBITDA. In this regard, we note that you consider EBITDA to be a measure of operating performance. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.
* In future filings, please address the material limitations associated with the use of your non-GAAP financial measure, consistent with how you use such measure. As such, you should describe the material limitations associated with any performance measure that does not include interest, taxes, depreciation and amortization.
* In future filings, discuss the manner in which you compensate for these limitations when using the non-GAAP financial measure.
Refer to Question 8 of the Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.




*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Paul G. Saari
Atlantis Plastics, Inc.
December 28, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE